Exhibit 99.82

August 28, 2020

Akumin Inc.

151 Bloor St. West, Suite 603

Toronto, Ontario

M5S 1S4

Dear Sirs and Mesdames:

We refer you to business acquisition report (the “BAR”) of Akumin Inc. (the “Company”) dated as of August 22, 2019 relating to the Company’s acquisition of all of the outstanding shares of ADG Acquisition Holdings, Inc.

We acknowledge that we have previously consented to the use, in the above mentioned BAR, of our report dated May 15, 2019 (the “Auditors’ Report”) relating to the audited consolidated financial statements of ADG Acquisition Holdings, Inc. and Subsidiaries as of and for the years ended December 31, 2018 and 2017.

We consent to the use of the Auditors’ Report included in the BAR in the Registration Statement on Form 40-F of the Company.

Skoda Minotti & Co.

/s/ Skoda Minotti & Co.

Tampa, FL

August 28, 2020